NM

06005262

S... ...MISSION

Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-42793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EURO-AMERICAN EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 Forest Ave. SE

(No. and Street)

Mercer Island (City) Washington (State) 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gilligan, Ryan, Jorgenson & Co., P.S.

(Name – *if individual, state last, first, middle name*)

P O Box 1441 (Address) Gig Harbor (City) Washington (State) 98335 (Zip Code)

SEC RECEIVED MAR ... 2006 WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 27 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/26

OATH OR AFFIRMATION

I, Thomas D. Chenoweth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro-American Equities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA L. MATTHEWS
NOTARY PUBLIC
COMMISSION EXPIRES 2-17-10
STATE OF WASHINGTON

Thomas D. Chenoweth
Signature

President
Title

Virginia L Matthews
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

G R J CERTIFIED PUBLIC ACCOUNTANTS

GILLIGAN, RYAN, JORGENSON & CO., P.S.

CHARLES E. GILLIGAN, CPA
ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
AMANDA J. WAGNER, CPA

INDEPENDENT AUDITORS' REPORT

February 14, 2006

To the Board of Directors
Euro-American Equities, Inc.
Mercer Island, Washington

We have audited the accompanying balance sheets of Euro-American Equities, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-3425

EURO-AMERICAN EQUITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

		2005
ASSETS		
Current Assets		
Cash and equivalents	$	9,302
Commissions receivable		241
Total Current Assets		9,543
Fixed Assets		
Equipment (at cost less accumulated depreciation of $478)		719
Other Assets		
Securities		825
Total Assets	$	11,087
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilites		
Accounts payable	$	-
Stockholders' Equity		
Common stock, no par, 1,000 shares issued and outstanding		5,000
Additional paid-in capital		23,559
Retained earnings		(17,472)
Total Stockholders' Equity		11,087
Total Liabilities and Stockholders' Equity	$	11,087

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005
REVENUES	
Commissions and fees earned	$ 43,923
Other income	162
Total Revenues	44,085
EXPENSES	
Rent	22,000
Commission expense	9,200
Telecommunications	3,839
Professional fees	2,300
Travel and auto	1,614
Utilities	1,392
Travel	787
NASD assessments	743
Dues and subscriptions	576
Office supplies	247
Printing	391
Depreciation and amortization	239
Continuing education	194
Licenses and permits	159
Postage	117
Bank service charges	60
Total Expenses	43,858
INCOME BEFORE FEDERAL INCOME TAXES	227
Income taxes	-
NET INCOME	227
RETAINED EARNINGS (DEFICIT), JANUARY 1, 2005	(17,699)
RETAINED EARNINGS (DEFICIT), DECEMBER 31, 2005	$ (17,472)

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005
Capital Stock	
Balance, beginning of year	$ 5,000
Additional shares issued or retired	-
Balance, end of year	$ 5,000
Additional Paid In Capital	
Balance, beginning of year	$ 23,559
Additions during year	-
Balance, end of year	$ 23,559
Retained Earnings	
Balance, beginning of year	$ (17,699)
Dividends paid	-
Net income (loss)	227
Balance, end of year	$ (17,472)

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	227
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:		
Depreciation and amortization		239
(Increase) decrease in accounts receivable		206
(Increase) decrease in prepaid expense		175
Increase (decrease) in accounts payable		(134)
Net cash provided by operating activities		713
Net increase in cash and cash equivalents		713
Cash and cash equivalents at beginning of year		8,589
Cash and cash equivalents at end of year	$	9,302

SUPPLEMENTAL DISCLOSURES:

Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Euro-American Equities, Inc. was formed on June 20, 1990 and is engaged in the general securities business as a broker/dealer with the Securities and Exchange Commission. It is a member of the National Association of Security Dealers. The Company's clients are a diverse group of individuals with no concentration in any sector or region.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. There are no significant differences between book and tax methods of accounting causing deferred tax benefits or liabilities.

CASH AND CASH EQUIVALENTS

For the purposes of the comparative statements of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

COMMISSIONS RECEIVABLE

No provision for losses on receivable commissions is provided as all commissions are deemed to be collectible.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the accelerated method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment.

ADVERTISING

The Company expenses the production costs of advertising the first time the advertising takes place, except for the direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

All of the Company's revenue is generated from financial products sold by the shareholders of the Company. Commissions paid or accrued to these shareholders during 2005 were $9,200.

In January 2004, the Company entered into a month-to-month lease agreement for office space located at 4327 Forest Avenue, Mercer Island, WA from one of the shareholders. The monthly lease payment is $1,833.

NOTE 3 – INCOME TAXES

The provision for income taxes consists of the following components:

	2005
Current taxable income	$ 227
Tax benefit of net operating loss carry forward	(227)
Provision for income taxes	$ -0-

The Company has unused net operating loss carry forwards of $748 at December 31, 2005 which is available to offset taxable income in future years. These losses expire as follows:

December 31, 2017	$748

NOTE 4 – INVESTMENT

As part of a 200 securities offering, the Corporation purchased 300 warrants to purchase 1200 shares of The NASDAQ Stock Market, Inc. Nine Hundred of the warrants have expired. The remaining three hundred warrants have the following expiration date:

Maximum Number Of Shares Exercisable	Exercise Period From	To
300	June 30, 2005	June 27, 2006

These warrants have no readily determinable fair market value and are shown at cost on the financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of $5,000 minimum net capital. At December 31, 2005, the Company had a net capital of $9,098.

EURO-AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005
Total stockholders' equity per balance sheet	$	11,087
Deduct ownership equity not allowed for net capital		-
Total ownership equity qualifed for net capital	$	11,087
Deductions and/or charges:		
Office equipment, net		(719)
Other deductions		(839)
Haircuts on other securities		(431)
Net capital	$	9,098

EURO- AMERICAN EQUITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN AUDITED NET CAPITAL
AND UNAUDITED NET CAPITAL (FOCUS REPORT)
DECEMBER 31, 2005

		2005
Unaudited net capital under 15c3-1 (FOCUS Report)	$	9,817
Adjust December 31 equipment		(719)
Audited net capital under rule 15c3-1	$	9,098

GRJ CERTIFIED PUBLIC ACCOUNTANTS

GILLIGAN, RYAN, JORGENSON & CO., P.S.

CHARLES E. GILLIGAN, CPA
ROBERT M. RYAN, CPA
MARC A. JORGENSON, CPA
SCOTT M. LIMOLI, CPA

M. EILEEN BAKER, CPA, MS(TAX)
JULIE M. CURTIS, CPA
AMANDA J. WAGNER, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

February 14, 2006

Board of Directors
Euro-American Equities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Euro-American Equities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER • PRIVATE COMPANIES PRACTICE SECTION, AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

7525 PIONEER WAY, SUITE 201 • P.O. BOX 1441 • GIG HARBOR, WA 98335
TEL 253-851-3425 • FAX 253-851-2074 • 1-800-3425

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington